EXHIBIT 21.1

Subsidiaries of Synutra International, Inc.

Subsidiary	Jurisdiction
Synutra, Inc.	Illinois
Shengyuan Nutritional Food Co., Ltd.	China
Inner Mongolia Huiliduo Food Co., Ltd.	China
Meitek Technology (Qingdao) Co., Ltd.	China
Inner Mongolia Mengyuan Food Co., Ltd.	China
Heilongjiang Longshan Dairy Co., Ltd.	China
Unisono B.V.	Netherlands
Synutra International Company Limited	BVI
Synutra International (HK) Company Limited	Hong Kong
Global Food Trading (Shanghai) Co., Ltd.	China
Synutra France International SAS	France
Shanghai Precious Care Cosmetic Co., Ltd.	China
Qingdao Xihai Jintao Cross-Border Electronic Commerce Co., Ltd.	China

Variable Interest Entity (VIE) and its subsidiary of Synutra International, Inc.

VIE/Subsidiary	Jurisdiction
Beijing Shengyuan Huimin Technology Service Co., Ltd.	China
Beijing Syclin Clinical Laboratory Co., Ltd.	China